Exhibit 99.1

2025 INTERIM REPORT BILIBILI INC. HKEX: 9626 NASDAQ: BILI (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Bilibili Inc. 2025 Interim Report Contents Company Information 2 Financial Highlights 3 Business Review and Outlook 5 Management Discussion and Analysis 9 Corporate Governance 14 Other Information 20 Report on Review of Interim Financial Information 30 Unaudited Interim Condensed Consolidated Balance Sheet 31 Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive (Loss)/Income 34 Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity 36 Unaudited Interim Condensed Consolidated Statement of Cash Flows 38 Notes to the Unaudited Interim Condensed Consolidated Financial Information 41 Definitions 73

Bilibili Inc. 2025 Interim Report Company Information BOARD OF DIRECTORS Directors Mr. Rui Chen (Chairman and Chief Executive Officer) Ms. Ni Li Mr. Yi Xu Independent Directors Mr. JP Gan Mr. Eric He Mr. Feng Li Mr. Guoqi Ding AUDIT COMMITTEE Mr. Eric He (Chairperson) Mr. JP Gan Mr. Feng Li COMPENSATION COMMITTEE Mr. JP Gan (Chairperson) Mr. Eric He Mr. Feng Li NOMINATION COMMITTEE Mr. JP Gan (Chairperson) Mr. Eric He Mr. Feng Li Ms. Ni Li CORPORATE GOVERNANCE COMMITTEE Mr. JP Gan (Chairperson) Mr. Eric He Mr. Feng Li JOINT COMPANY SECRETARIES Mr. Xin Fan Ms. Chau Hing Ling Anita (FCG, HKFCG) AUTHORIZED REPRESENTATIVES Mr. Yi Xu Mr. Xin Fan Ms. Chau Hing Ling Anita PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS Building 3, Guozheng Center No. 485 Zhengli Road Yangpu District Shanghai People’s Republic of China ADDRESS IN HONG KONG Suite 603, 6/F, Laws Commercial Plaza 788 Cheung Sha Wan Road Kowloon Hong Kong REGISTERED OFFICE Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL BANK China Merchants Bank Shanghai Branch STOCK CODE HKEX: 9626 NASDAQ: BILI AUDITOR PricewaterhouseCoopers Certified Public Accountants and Registered Public Interest Entity Auditor 22/F, Prince’s Building Central Hong Kong COMPANY WEBSITE https://ir.bilibili.com/ 2

Bilibili Inc. 2025 Interim Report Financial Highlights For the Six Months Ended June 30, 2024 2025 Change (%) RMB RMB (in thousands, except for percentages) Net revenues 11,791,744 14,340,938 21.6% Gross profit 3,438,561 5,214,944 51.7% (Loss)/profit before income tax (1,377,372) 245,551 N/A Net (loss)/profit (1,372,780) 207,606 N/A Net (loss)/profit attributable to the Bilibili Inc.’s shareholders (1,357,245) 209,900 N/A Non-GAAP Financial Measures: Adjusted net (loss)/profit (726,872) 922,842 N/A Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders (711,337) 925,136 N/A As of As of 2024 2025 December 31, June 30, Change (%) RMB RMB (in thousands, except for percentages) Total current assets 19,756,055 25,570,818 29.4% Total non-current assets 12,942,445 13,222,965 2.2% Total assets 32,698,500 38,793,783 18.6% Total liabilities 18,594,587 24,638,025 32.5% Total shareholders’ equity 14,103,913 14,155,758 0.4% Total liabilities and shareholders’ equity 32,698,500 38,793,783 18.6% Non-GAAP Financial Measures The Company uses non-GAAP measures, such as adjusted (loss)/profit from operations, adjusted net (loss)/profit and adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. 3

Bilibili Inc. 2025 Interim Report Financial Highlights The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The following table sets forth an unaudited reconciliation of GAAP and non-GAAP results for the periods indicated. For the Six Months Ended June 30, 2024 2025 RMB RMB (in thousands) (Loss)/profit from operations (1,403,731) 266,620 Add: Share-based compensation expenses 524,065 575,612 Amortization expense related to intangible assets acquired through business acquisitions 83,552 73,384 Adjusted (loss)/profit from operations (796,114) 915,616 Net (loss)/profit (1,372,780) 207,606 Add: Share-based compensation expenses 524,065 575,612 Amortization expense related to intangible assets acquired through business acquisitions 83,552 73,384 Income tax related to intangible assets acquired through business acquisitions (10,814) (8,272) Loss on fair value change in investments in publicly traded companies 28,125 74,510 Loss on repurchase of convertible senior notes 20,980 2 Adjusted net (loss)/profit (726,872) 922,842 Net loss attributable to noncontrolling interests 15,535 2,294 Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders (711,337) 925,136 4

Bilibili Inc. 2025 Interim Report Business Review and Outlook We maintained strong momentum in the first half of 2025, achieving solid progress in financial results and community engagement. We have successfully delivered strong revenue growth, expanded our gross margin, and sustained our profitability, all while cultivating a thriving community of high-value, loyal young users. The first half of 2025 saw continued top-line momentum and expanding profitability. Our total net revenues grew 21.6% year over year to RMB14.34 billion, driven by the strength in our mobile games and advertising businesses. Mobile games revenues increased by 68.0% year over year to RMB3.34 billion, propelled by new seasons of our popular strategy game, San Guo: Mou Ding Tian Xia (“San Mou”). Advertising revenues rose by 20.0% year over year to RMB4.45 billion, primarily driven by the greater AI integration into our ad infrastructure that elevated ad efficiency and effectiveness. On the back of revenue growth and operating efficiency, we expanded our gross margin to 36.4% in the first half of 2025 from 29.2% in the same period last year. We realized operating leverage across both GAAP and non-GAAP operating expenses, which helped us achieve net profit of RMB207.6 million and adjusted net profit of RMB922.8 million, respectively. Our performance demonstrates our expanding influence among China’s Gen Z+ audience. By providing users with high quality content, we foster deeper engagement that fuels our commercial ecosystem. In the first half of 2025, our DAUs averaged 108.0 million, and our MAUs averaged 365.2 million, representing year-over-year increases of 6% and 8%, respectively. The average daily time spent per active user reached 106 minutes in the first half of the year, compared to 102 minutes in the same period last year. Monthly paying users reached 31.8 million in the first half of 2025, representing a year-over-year increase of 10%. Looking ahead, we will sharpen our focus on delivering the best PUGV community experience, attracting more users and growing alongside them. At the same time, we will continue to drive sustainable profitability by reinvesting in our business, maintaining ample liquidity and returning value to our shareholders. Through these efforts, we are confident in our ability to create long-term value for all of our stakeholders. Content and Community We firmly believe that high-quality content and an engaging community are integral to the lives of today’s young generations. Gen Z+ comes to Bilibili not for quick hits, but for meaningful content they care about. This deep connection is driving stronger influence, longer watch times, and greater commercial potential across our platform. We have continuously expanded and deepened our content offering as we grow our user base. In our dominant ACG content categories, we were pleased to deliver several hit Chinese anime titles to thrill and delight countless anime fans in our community. Game content connected deeply with game lovers in our community and remained top level popularity. AI related content has increasingly captured our users’ attention and many came to Bilibili to learn, explore and create with AI. Consumption related content emerged as another go-to category on Bilibili as our users’ interests expand following the progress of their life stages and the growth in their purchasing power. 5

Bilibili Inc. 2025 Interim Report Business Review and Outlook As we accumulated a rich repository of high-quality content, the first half of 2025 saw longer user watch time, which is expected to translate into greater commercial potential across every corner of our platform. The average daily time spent per active user increased to 106 minutes in the first half of 2025, compared against 102 minutes in the same period last year. Notably, the watch time for videos longer than 5 minutes increased by 15% in the first half of 2025 as compared against the same period last year, proving Bilibili’s undeniable user mindshare to consume mid-to-long form and meaningful content. Beyond spending more time, more users are willing to make payments for premium content. Our monthly paying users increased by 10% year over year to 31.8 million. We continue to enhance our products and services to better support content creators in monetization. In the first half of the year, approximately 2.0 million content creators earned income on our platform through various monetization tools. Average income per content creator also grew by 20% year over year in the first half of the year. Notably, content creators’ total income from our fan-charging program increased over 100% year over year in the first half of the year, once again showing our users’ increasing willingness to pay for quality content. Our growing influence among Gen Z+ is showing up both online and offline. This year’s Bilibili World and Bilibili Macro Link drew in record crowds. Over 400,000 participants attended the three-day event, 60% more than last year, making it one of the largest offline animation expos in China. The strong turnout reflects the vitality of our brand and the power of our community, showing the tremendous potential of our young users. Their tastes are already shaping mainstream trends, and countless more interests within our community are waiting to be unleashed. Commercialization We have advanced our commercialization capabilities across our core business lines in the first half of 2025. Advertising We achieved strong growth in advertising in the first half of 2025, with our advertising revenues increased by 20.0% year over year to RMB4.45 billion. We further strengthened our advertising infrastructure, enhancing conversion efficiency through advanced recommendation algorithms, creative generation, and smart advertising placement. These upgrades boosted ad efficiency and scalability, fueling the growth of our advertising business. Notably, our performance-based advertising revenue in the first half of 2025 grew over 30% year over year. Revenues from brand and native advertising also maintained healthy momentum. In the first half of 2025, the number of advertisers on Bilibili increased over 20% year over year, reflecting our growing appeal to advertisers. Industry-wise, the top five advertising verticals on Bilibili were games, digital products and home appliances, internet services, e-commerce, and automotive. Game developers allocated larger ad budgets on Bilibili for the highly coveted game lovers in our community. In addition, we saw increased spending from consumption brand advertisers and e-commerce platforms, validating our users’ growing purchasing power and our ability to convert user engagement to transactions. 6

Bilibili Inc. 2025 Interim Report Business Review and Outlook Mobile Games Services Revenues from our mobile games services in the first half of 2025 increased by 68.0% year over year to RMB3.34 billion, propelled by the sustained strength of San Mou in its first year and the lasting appeal of our legacy titles Fate Grand Order and Azur Lane, each celebrating their 9th and 8th anniversaries. We will continue to deepen user engagement for these ever-green titles, while broadening our portfolio with a pipeline of new games across diverse genres, several of which are currently pending regulatory approval. Value-Added Services Revenues from our VAS services in the first half of 2025 increased by 10.8% year over year to RMB5.64 billion, driven by healthy momentum across live broadcasting, premium memberships and other value-added services. We have refined our operations of live broadcasting by fostering more quality content and diversifying monetization features. Meanwhile, premium memberships maintained stable growth, with over 80% on annual or auto-renewal plans, demonstrating our users’ loyalty and commitment to our platform. We are continuously upgrading other VAS offerings, such as fan-charging program, allowing paid users to access exclusive, high quality content generated from the creators they subscribe to, which saw an over 100% year-over-year revenue increase in the first half of 2025. RECENT DEVELOPMENTS In May 2025, we completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. We planned to use the net proceeds from the Notes Offering for enhancing our content ecosystem, improving our overall monetization efficiency, funding the Concurrent Repurchase (as defined below), funding future repurchases (from time to time) under our share repurchase program, and for other general corporate purposes. We raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducting the initial purchasers’ commissions and expenses. We also concurrently repurchased 5,588,140 Class Z Ordinary Shares (each represented by one ADS) for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of the Notes Offering) (the “Concurrent Repurchase”) pursuant to our existing share repurchase program. All of the Class Z Ordinary Shares repurchased under the Concurrent Repurchase have been cancelled as of the end of the second quarter of 2025. Pursuant to our US$200 million share repurchase program which was approved by the Board in November 2024, we had repurchased a total of 6.4 million of our listed securities for a total cost of US$116.4 million, with the remaining amount being approximately US$83.6 million as of June 30, 2025. EVENTS AFTER THE REPORTING PERIOD Save as disclosed in this interim report, there were no other significant events that might affect us since the end of the Reporting Period and up to the Latest Practicable Date. 7

Bilibili Inc. 2025 Interim Report Business Review and Outlook BUSINESS OUTLOOK We are pleased to see significant financial gains and continued community development in the first half of 2025. We will remain focused on our key differentiation, which is deeply rooted in offering premium content that resonates with China’s Gen Z+ generation. This is the backbone of our community, foundation of our growing influence, and the engine behind our expanding commercial opportunities. In the remainder of 2025, we will further invest in enhancing our advertising infrastructure and products, attracting advertisers from a diverse range of industries to satisfy evolving consumption needs from young generation. We will continue leveraging our leading gaming community, exploring new opportunities to reinvent games for the next generation of players. In addition, we will continue to develop VAS products uniquely aligned with our community features, expanding monetization opportunities for our content creators. We will embrace the transformative opportunities provided by emerging technologies, such as AI, to further enhance our operational efficiency, elevate user experience, accelerate our monetization, and expand our global reach. We believe these efforts will lead to our sustainable growth and long-term profitability, driving greater value for our users, content creators and stakeholders. 8

Bilibili Inc. 2025 Interim Report Management Discussion and Analysis For the Six Months Ended June 30, 2024 2025 RMB RMB (Unaudited) (Unaudited) (RMB in thousands) Net Revenues: Value-added services (VAS) 5,094,797 5,643,936 Advertising 3,706,075 4,446,523 Mobile games 1,990,177 3,343,488 IP derivatives and others 1,000,695 906,991 Total net revenues 11,791,744 14,340,938 Cost of revenues (8,353,183) (9,125,994) Gross profit 3,438,561 5,214,944 Operating expenses: Sales and marketing expenses (1,962,655) (2,215,164) General and administrative expenses (1,019,816) (1,025,269) Research and development expenses (1,859,821) (1,707,891) Total operating expenses (4,842,292) (4,948,324) (Loss)/profit from operations (1,403,731) 266,620 Other income/(expense): Investment loss, net (including impairments) (115,933) (119,078) Interest income 233,551 195,812 Interest expense (51,383) (68,077) Exchange losses (73,335) (23,369) Debt extinguishment loss (20,980) (2) Others, net 54,439 (6,355) Total other income/(expense), net 26,359 (21,069) (Loss)/profit before income tax (1,377,372) 245,551 Income tax benefit/(expense) 4,592 (37,945) Net (loss)/profit (1,372,780) 207,606 Net loss attributable to noncontrolling interests 15,535 2,294 Net (loss)/profit attributable to the Bilibili Inc.’s shareholders (1,357,245) 209,900 9

Bilibili Inc. 2025 Interim Report Management Discussion and Analysis NET REVENUES Total net revenues were RMB14.34 billion for the six months ended June 30, 2025, representing an increase of 21.6% from RMB11.79 billion for the six months ended June 30, 2024. Value-added services (VAS) Revenues from VAS were RMB5.64 billion for the six months ended June 30, 2025, representing an increase of 10.8% from RMB5.09 billion for the six months ended June 30, 2024. The increase was led by increases in revenues from live broadcasting, premium membership, and other value-added services. Advertising Revenues from advertising were RMB4.45 billion for the six months ended June 30, 2025, representing an increase of 20.0% from RMB3.71 billion for the six months ended June 30, 2024. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency. Mobile games Revenues from mobile games were RMB3.34 billion for the six months ended June 30, 2025, representing an increase of 68.0% from RMB1.99 billion for the six months ended June 30, 2024. The increase was mainly due to the strong performance of the Company’s exclusively licensed game, San Mou. IP derivatives and others Revenues from IP derivatives and others were RMB907.0 million for the six months ended June 30, 2025, representing a decrease of 9.4% from RMB1.00 billion for the six months ended June 30, 2024. COST OF REVENUES Cost of revenues was RMB9.13 billion for the six months ended June 30, 2025, representing an increase of 9.3% from RMB8.35 billion for the six months ended June 30, 2024. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB5.64 billion, representing an increase of 19.3% from RMB4.72 billion for the six months ended June 30, 2024, and the increase was in line with the increase of our revenue growth. GROSS PROFIT Gross profit was RMB5.21 billion for the six months ended June 30, 2025, representing an increase of 51.7% from RMB3.44 billion for the six months ended June 30, 2024, primarily due to growth in total net revenues and relatively stable costs related to platform operations as the Company enhanced its monetization efficiency. 10

Bilibili Inc. 2025 Interim Report Management Discussion and Analysis OPERATING EXPENSES Total operating expenses were RMB4.95 billion for the six months ended June 30, 2025, representing an increase of 2.2% from RMB4.84 billion for the six months ended June 30, 2024. Sales and marketing expenses Sales and marketing expenses were RMB2.22 billion for the six months ended June 30, 2025, representing an increase of 12.9% from RMB1.96 billion for the six months ended June 30, 2024. The increase was primarily attributable to increased marketing expenses related to the Company’s partnership with CCTV for the 2025 Spring Festival Gala as the exclusive bullet chat live broadcasting and content platform, as well as higher year-over-year promotion expenses for the Company’s strategy game, San Mou. General and administrative expenses General and administrative expenses were RMB1.03 billion for the six months ended June 30, 2025, remaining relatively stable compared to RMB1.02 billion for the six months ended June 30, 2024. Research and development expenses Research and development expenses were RMB1.71 billion for the six months ended June 30, 2025, representing an 8.2% decrease from RMB1.86 billion for the six months ended June 30, 2024. The decrease was mainly attributable to improved research and development efficiency. PROFIT/(LOSS) FROM OPERATIONS Profit from operations was RMB266.6 million for the six months ended June 30, 2025, compared with a loss of RMB1.40 billion for the six months ended June 30, 2024. ADJUSTED PROFIT/(LOSS) FROM OPERATIONS Adjusted profit from operations was RMB915.6 million for the six months ended June 30, 2025, compared with an adjusted loss from operations of RMB796.1 million for the six months ended June 30, 2024. TOTAL OTHER (EXPENSE)/INCOME, NET Total other expense was RMB21.1 million for the six months ended June 30, 2025, compared with total other income of RMB26.4 million in the same period of 2024. The change was primarily attributable to the fair value change in investments in publicly traded companies with a loss of RMB74.5 million and a loss of RMB28.1 million for the six months ended June 30, 2025 and 2024, respectively. 11

Bilibili Inc. 2025 Interim Report Management Discussion and Analysis INCOME TAX (EXPENSE)/BENEFIT Income tax expense was RMB37.9 million for the six months ended June 30, 2025, compared with income tax benefit of RMB4.6 million for the six months ended June 30, 2024. NET PROFIT/(LOSS) Net profit was RMB207.6 million for the six months ended June 30, 2025, compared with a net loss of RMB1.37 billion for the six months ended June 30, 2024. ADJUSTED NET PROFIT/(LOSS) Adjusted net profit was RMB922.8 million for the six months ended June 30, 2025, compared with an adjusted net loss of RMB726.9 million for the six months ended June 30, 2024. LIQUIDITY The Company had cash and cash equivalents, time deposits and short-term investments of RMB22.29 billion as of June 30, 2025, compared with RMB16.54 billion as of December 31, 2024. The increase was mainly due to the offering of 2030 Notes for a total cash consideration of US$678.1 million for the six months ended June 30, 2025. The Company generated RMB3.29 billion operating cash flow for the six months ended June 30, 2025, compared with RMB2.39 billion operating cash flow for the six months ended June 30, 2024. SIGNIFICANT INVESTMENTS The Group did not make or hold any significant investments during the six months ended June 30, 2025. MATERIAL ACQUISITIONS AND DISPOSALS The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2025. PLEDGE OF ASSETS As at June 30, 2025, none of the Group’s assets were pledged to secure loans and banking facilities. GEARING RATIO As at June 30, 2025 the Company’s gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 63.5%, compared with 56.9% as at December 31, 2024. 12

Bilibili Inc. 2025 Interim Report Management Discussion and Analysis FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS As at June 30, 2025 the Group did not have detailed future plans for material investments or capital assets. FOREIGN EXCHANGE EXPOSURE A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. CONTINGENT LIABILITIES The Company had no material contingent liabilities as at June 30, 2025. EMPLOYEES AND REMUNERATION As of June 30, 2025, the Company had a total of 7,897 employees, compared to 8,088 as of December 31, 2024. As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development. 13

Bilibili Inc. 2025 Interim Report Corporate Governance WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Under the Company’s weighted voting rights structure, each Class Y Ordinary Share entitles the holder to exercise ten votes and each Class Z Ordinary Share entitles the holder to exercise one vote on all matters that require a Shareholder’s vote, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company’s weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y Ordinary Shares (the “WVR Beneficiaries”), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a weighted voting rights structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. As of June 30, 2025, the WVR Beneficiaries were interested in a total of 81,100,010 Class Y Ordinary Shares, representing a total of 71.0% voting rights in the Company with respect to shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 8,053,744 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). Class Y Ordinary Shares may be converted into Class Z Ordinary Shares on a one-to-one ratio. Upon the conversion of the Class Y Ordinary Shares, the Company would redesignate 81,100,010 Class Y Ordinary Shares and reissue the same number of Class Z Ordinary Shares, representing 19.6% of the issued share capital of the Company as of June 30, 2025 (excluding 8,053,744 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). As of June 30, 2025, Mr. Rui Chen was interested in, and controlled through Vanship Limited, 48,032,802 Class Y Ordinary Shares, representing 42.0% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As of June 30, 2025, Ms. Ni Li was interested in, and controlled through Saber Lily Limited, 7,200,000 Class Y Ordinary Shares, representing a total of 6.3% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust’s beneficiaries. As of June 30, 2025, Mr. Yi Xu was interested in, and controlled through Kami Sama Limited, 25,867,208 Class Y Ordinary Shares and 1,500,000 Class Z Ordinary Shares, and he held 45,000 Class Z Ordinary Shares in the form of ADSs, representing a total of 22.6% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust’s beneficiaries. 14

Bilibili Inc. 2025 Interim Report Corporate Governance The weighted voting rights attached to the Class Y Ordinary Shares will cease when none of the WVR Beneficiaries has beneficial ownership of any of the Class Y Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur: (i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing such person’s duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when a WVR Beneficiary has transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules; (iii) where a vehicle holding Class Y Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or (iv) when all of the Class Y Ordinary Shares have been converted to Class Z Ordinary Shares. The Company confirms that it has, during the Reporting Period, complied with the Corporate Governance Code set out in Appendix C1 to the Listing Rules to the extent required by Chapter 8A of the Listing Rules. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability. The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of the Stock Exchange became effective on the Primary Conversion Effective Date, since which the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules has been applicable to the Company. 15

Bilibili Inc. 2025 Interim Report Corporate Governance During the Reporting Period, the Company has complied with the code provisions of the Corporate Governance Code, save for the following: Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. As Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company, there is a deviation from this code provision. Mr. Chen has extensive experience in the Company’s business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the Company’s circumstances as a whole. Code provision F.1.1 of the Corporate Governance Code (before its amendment that became effective on July 1, 2025) provided that an issuer should have a policy on payment of dividends and should disclose it in the annual report. As the Company does not have a dividend policy, there is a deviation from this code provision. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Code, with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees in the securities of the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date. 16

Bilibili Inc. 2025 Interim Report Corporate Governance AUDIT COMMITTEE The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things: • appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms; • reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response; • discussing the annual audited financial statements with management and the independent registered public accounting firms; • reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures; • reviewing and approving all proposed related party transactions; • meeting separately and periodically with management and the independent registered public accounting firms; and • monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairperson of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an “Audit Committee financial expert.” The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. 17

Bilibili Inc. 2025 Interim Report Corporate Governance In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” NOMINATION COMMITTEE The Nomination Committee was separated from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 3.27A, 8A.27 and 8A.28 of the Listing Rules with effect from May 20, 2025. The Nomination Committee comprises three independent Directors and one executive Director, being Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Ms. Ni Li, with Mr. JP Gan as the chairperson of the Nomination Committee. The Nomination Committee is responsible for, among other things: • identifying, recruiting and, if appropriate, interviewing suitably qualified candidates to fill positions on the Board, or making recommendations to the Board on the selection of candidates nominated for directorships; • reviewing at least annually with the Board the structure, size and composition (including the skills, knowledge and experience) of the Board as a whole, assisting the Board in maintaining a board skill matrix and recommending on any proposed changes to the Board, if necessary, and measures to be taken to complement the Company’s corporate strategy; • after consultation with the chairman of the Board and chief executive officer and after taking into account the experiences and expertise of individual Directors, making recommendations to the Board regarding the size and composition of each standing committee of the Board; and • supporting and overseeing the regular evaluation of the Board’s performance, evaluating and reporting to the Board on the performance and effectiveness of the Board, and establishing procedures to allow it to exercise this oversight function. The summary of the work performed by the Nominating and Corporate Governance Committee (prior to its separation as the Nomination Committee and the Corporate Governance Committee) during the Reporting Period is set out under the paragraph headed “Corporate Governance Committee” below. CORPORATE GOVERNANCE COMMITTEE The Corporate Governance Committee was separated from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules with effect from May 20, 2025. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. JP Gan as the chairperson of the Corporate Governance Committee. 18

Bilibili Inc. 2025 Interim Report Corporate Governance The following is a summary of the work performed by the Nominating and Corporate Governance Committee (prior to its separation as the Nomination Committee and the Corporate Governance Committee) during the Reporting Period: • considering the re-appointment of the retired Directors, reviewing the structure, size and composition of the Board, assessing the independence of independent Directors, reviewing the board diversity policy of the Company; • reviewing and monitoring whether the Company is operated and managed for the benefits of all its Shareholders; • reviewing the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements; • reviewing the Company’s compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Listing Rules and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; • reviewing and monitoring the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities/the shareholders on one hand and the WVR Beneficiaries on the other; • reviewing and monitoring all risks related to the weighted voting rights structure, including any connected transactions between the Company and its subsidiaries and consolidated affiliated entities on one hand and any WVR Beneficiary on the other, and made recommendations to the Board on any such transactions; • reviewing the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure); • reviewing and confirming that the WVR Beneficiaries have been members of the Board throughout the Reporting Period and that no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period; • seeking to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and • reporting on the work of the Nominating and Corporate Governance Committee covering areas of its terms of reference. The Nominating and Corporate Governance Committee (prior to its separation as the Nomination Committee and the Corporate Governance Committee) recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy. OTHER BOARD COMMITTEES The Board has also established the Compensation Committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of the Stock Exchange and the investor relations website of the Company. 19

Bilibili Inc. 2025 Interim Report

Other Information

Disclosure of Interests

Directors and Chief Executives

As at June 30, 2025, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interest in our Shares

Name of Director or chief executive	Nature of interest	Number and class of Share[5]	Approximate % of interest in each class of Shares[1]
Mr. Rui Chen[2]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	48,032,802 Class Y Ordinary Shares(L)	59.23%
	Beneficial owner	5,000,000 Class Z Ordinary Shares(L)	1.51%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	1,266,204 Class Z Ordinary Shares(L)	0.38%
Ms. Ni Li[3]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 Class Y Ordinary Shares(L)	8.88%
	Beneficial owner	3,000,000 Class Z Ordinary Shares(L)	0.90%
Mr. Yi Xu[4]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	25,867,208 Class Y Ordinary Shares(L)	31.90%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	1,500,000 Class Z Ordinary Shares(L)	0.45%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	1,500,000 Class Z Ordinary Shares(S)	0.45%
	Beneficial owner	45,000 Class Z Ordinary Shares(L)	0.01%
Mr. JP Gan	Beneficial owner	189,911 Class Z Ordinary Shares(L)	0.06%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	37,500 Class Z Ordinary Shares(L)	0.01%
	Interest in controlled corporation	149,700 Class Z Ordinary Shares(L)	0.05%
Mr. Eric He	Beneficial owner	182,411 Class Z Ordinary Shares(L)	0.05%

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Bilibili Inc. 2025 Interim Report

Other Information

Notes:

(1) The calculations are based on a total number of 81,100,010 Class Y Ordinary Shares and 331,680,356 Class Z Ordinary Shares in issue (excluding 8,053,744 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2025.

(2) Mr. Rui Chen was interested in (i) 48,032,802 Class Y Ordinary Shares and 1,266,204 Class Z Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; and (ii) 5,000,000 Class Z Ordinary Shares underlying options granted as beneficial owner.

(3) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; and (ii) 3,000,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner.

(4) Mr. Yi Xu was interested in (i) 25,867,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; (ii) 1,500,000 Class Z Ordinary Shares (long position) and 1,500,000 Class Z Ordinary Shares (short position) through Kami Sama Limited; and (iii) 45,000 Class Z Ordinary Shares in the form of ADSs. The short position referred to in (ii) represents the delivery of 1,500,000 Class Z Ordinary Shares by Kami Sama Limited under a prepaid variable share forward transaction with a stock lending arrangement.

(5) The letter "L" stands for long position and "S" stands for short position.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Interest in controlled corporation	12.50%
Ms. Ni Li	Interest in controlled corporation	12.50%

上海嗶哩嗶哩電競信息科技有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Yi Xu	Beneficial owner	4.96%

Save as disclosed above, as at June 30, 2025, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

21

Bilibili Inc. 2025 Interim Report

Other Information

Substantial Shareholders

As at June 30, 2025, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares[11]	Approximate % of interest in each class of Shares
Class Y Ordinary Shares			
Vanship Limited[3]	Beneficial owner	48,032,802(L)	59.23%[1]
Kami Sama Limited[4]	Beneficial owner	25,867,208(L)	31.90%[1]
Saber Lily Limited[5]	Beneficial owner	7,200,000(L)	8.88%[1]
Class Z Ordinary Shares			
Deutsche Bank Aktiengesellschaft[6]	Depositary/Investment manager/ Approved lending agent	75,612,109(L) 74,939,053(S)	22.26%[2] 22.06%[2]
Tencent[7]	Interest of controlled corporation	43,749,518(L)	12.88%[2]
Tencent Mobility Limited[7]	Beneficial owner	32,795,161(L)	9.65%[2]
JPMorgan Chase & Co.[8]	Interest of controlled corporation/ Investment manager/Person having a security interest in shares/ Trustee/Approved lending agent	45,672,389(L) 27,020,411(S) 14,348,388(P)	13.44%[2] 7.95%[2] 4.22%[2]
Bank of America Corporation[9]	Interest of controlled corporation	23,181,714(L) 22,520,555(S)	6.82%[2] 6.63%[2]
BlackRock, Inc.[10]	Interest of controlled corporation	20,332,543(L) 369,840(S)	5.98%[2] 0.11%[2]

Notes:

(1) The calculations are based on a total number of 81,100,010 Class Y Ordinary Shares and 331,680,356 Class Z Ordinary Shares in issue (excluding 8,053,744 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2025.

(2) The calculations are based on a total number of 81,100,010 Class Y Ordinary Shares and 339,734,100 Class Z Ordinary Shares in issue (including 8,053,744 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2025.

(3) Mr. Rui Chen was interested in 48,032,802 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4) Mr. Yi Xu was interested in 25,867,208 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

22

Bilibili Inc. 2025 Interim Report Other Information (5) Ms. Ni Li was interested in 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries. (6) Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members’ liability is limited) was interested in an aggregated 75,612,109 Class Z Ordinary Shares (long position) and 74,939,053 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank Aktiengesellschaft regarding the relevant event dated June 13, 2025, such Class Z Ordinary Shares were held by Deutsche Bank Aktiengesellschaft via its subsidiary acting in its capacity as a depositary of the ADR program of the Company. Among them, 42,175 Class Z Ordinary Shares (long position) were held through listed derivatives convertible instruments. (7) Tencent Mobility Limited was interested in 32,795,161 Class Z Ordinary Shares as beneficial owner, which includes a derivative interest in 6,500,000 Class Z Ordinary Shares representing 6,500,000 ADSs. Tencent Mobility Limited is wholly owned by Tencent. 10,954,357 Class Z Ordinary Shares were held by Huang River Investment Limited, which is wholly owned by Tencent. (8) JPMorgan Chase & Co. was interested in an aggregated 45,672,389 Class Z Ordinary Shares (long position), 27,020,411 Class Z Ordinary Shares (short position) and 14,348,388 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 24, 2025, such Class Z Ordinary Shares were held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries. Among them, 92,480 Class Z Ordinary Shares (long position) and 94,740 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 38,320 Class Z Ordinary Shares (long position) and 33,073 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 5,390,860 Class Z Ordinary Shares (long position) and 6,589,719 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 3,314,717 Class Z Ordinary Shares (long position) and 3,139,093 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 8,773,305 Class Z Ordinary Shares (long position) and 2,024,385 Class Z Ordinary Shares (short position) were held through listed derivatives convertible instruments. (9) Bank of America Corporation was interested in an aggregated 23,181,714 Class Z Ordinary Shares (long position), and 22,520,555 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Bank of America Corporation regarding the relevant event dated June 10, 2025, such Class Z Ordinary Shares were held by Bank of America Corporation indirectly through certain of its subsidiaries. Among them, 14,697,203 Class Z Ordinary Shares (long position) and 14,906,985 Class Z Ordinary Shares (short position) were held through listed derivatives (ADSs), 1,932,795 Class Z Ordinary Shares (long position) and 3,703,000 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, 49 Class Z Ordinary Shares (long position) and 12,652 Class Z Ordinary Shares (short position) were held through unlisted derivatives convertible instruments, and 8,520 Class Z Ordinary Shares (long position) and 129,440 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives. (10) BlackRock, Inc. was interested in an aggregated 20,332,543 Class Z Ordinary Shares (long position) and 369,840 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by BlackRock, Inc. regarding the relevant event dated June 24, 2025, such Class Z Ordinary Shares were held by BlackRock, Inc. indirectly through certain of its subsidiaries. Among them, 1,439,261 Class Z Ordinary Shares (long position) and 369,840 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 598,333 Class Z Ordinary Shares (long position) were held through listed derivatives convertible instruments. (11) The letter “L” stands for long position, “S” stands for short position and “P” stands for lending pool. Save as disclosed above, as at June 30, 2025, to the best knowledge of the Directors, no person (other than the Directors and chief executives of the Company) had an interest or short position in the Shares or underlying Shares which fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. Share Schemes The Company has the following share schemes: the Global Share Plan (terminated on the Primary Conversion Effective Date), the 2018 Share Incentive Plan (amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024) and the 2024 Share Incentive Plan (a share scheme funded by existing Class Z Ordinary Shares only). Please refer to (i) the annual report of the Company for the year ended December 31, 2024 for a summary of the key terms of the Global Share Plan, the Second Amended and Restated 2018 Share Incentive Plan and the 2024 Share Incentive Plan and (ii) the annual report of the Company for the year ended December 31, 2023 for a summary of the 23

Bilibili Inc. 2025 Interim Report Other Information key terms of the 2018 Share Incentive Plan (before its amendment and restatement). The tables below set out the details of the outstanding options and awards under the Global Share Plan, the 2018 Share Incentive Plan and the Second Amended and Restated 2018 Share Incentive Plan during the Reporting Period. Details of the outstanding options and awards under the 2024 Share Incentive Plan during the Reporting Period will be included and set out in the annual report of the Company for the year ending December 31, 2025. 4,295,686 Class Z Ordinary Shares, representing approximately 1.3% of the weighted average number of Class Z Ordinary Shares in issue (excluding treasury shares) of the Company, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to all share schemes of the Company. Global Share Plan As the Global Share Plan was terminated on the Primary Conversion Effective Date, no Class Z Ordinary Shares were available for grant under the Global Share Plan as at January 1, 2025 and June 30, 2025, respectively. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time. Details of the outstanding options of the Global Share Plan during the Reporting Period are as follows: Weighted Number of Number of Class Z average closing Class Z Ordinary Ordinary Shares price of Class Z Shares underlying Exercised Lapsed Cancelled underlying options Ordinary Shares Exercise options during the during the during the outstanding as immediately Vesting Exercise Price outstanding as at Reporting Reporting Reporting at June 30, before date(s) Name Date of Grant Period Period (USD) January 1, 2025 Period Period Period 2025 of exercise (HKD) Directors Mr. JP Gan March 20, 2020 3 years 6 years $0.0001 12,500 12,500 Other grantees by category Employee March 20, 2020 4 years 6 years $0.0001 65,450 25,000 40,450 171.40 Participants Notes: (1) No further options would be granted under the Global Share Plan after the Primary Conversion Effective Date. (2) No options were granted under the Global Share Plan during the Reporting Period. 24

Bilibili Inc. 2025 Interim Report Other Information 2018 Share Incentive Plan (amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024) The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards under the 2018 Share Incentive Plan (before its amendment and restatement) is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at the Primary Conversion Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan). As the 2018 Share Incentive Plan was amended and restated as the Second Amended and Restated Share Incentive Plan on the Adoption Date, no further grants may be made under the 2018 Share Incentive Plan thereafter. As disclosed in the circular of the Company dated April 9, 2024, any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the Adoption Date shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. It follows that as at January 1, 2025 and June 30, 2025, no Class Z Ordinary Shares were available for grant under the scheme limit of the 2018 Share Incentive Plan. No service provider sublimit was set under the 2018 Share Incentive Plan (before its amendment and restatement). The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards (including options, restricted share and restricted share units) under the Second Amended and Restated 2018 Share Incentive Plan together with the number of Class Z Ordinary Shares which may be issued pursuant to any awards to be granted any other share schemes of the Company (the “Scheme Limit”) is 41,413,503, representing 10% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. As at January 1, 2025, 37,092,680 Class Z Ordinary Shares were available for grant under the Scheme Limit. During the Reporting Period, 4,295,686 Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the Second Amended and Restated 2018 Share Incentive Plan and 453,163 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. It follows that, as at June 30, 2025, 32,796,994 Class Z Ordinary Shares were available for grant under the Scheme Limit. Within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to service provider participants under the Second Amended and Restated 2018 Share Incentive Plan (the “Service Provider Sublimit”) is 2,070,675, representing 0.5% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. No awards have been granted to service provider participants under the Second Amended and Restated 2018 Share Incentive Plan since its adoption. It follows that as at January 1, 2025 and June 30, 2025, 2,070,675 Class Z Ordinary Shares were available for grant under the Service Provider Sublimit. 25

Bilibili Inc. 2025 Interim Report

Other Information

Details of the outstanding options under the 2018 Share Incentive Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2025	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2025	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise (HKD)
Directors										
Mr. Rui Chen	From March 23, 2020 to November 23, 2020	6 years	7 years	$0.0001–$10.47	5,000,000	–	–	–	5,000,000	–
Ms. Ni Li	November 23, 2020	6 years	7 years	$0.0001	2,000,000	–	–	–	2,000,000	–
Mr. JP Gan	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Mr. Eric He	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Other grantees by category										
Consultants[2]	From April 20, 2021 to May 10, 2022	4 years	6 years	$0.0001	71,368	–	–	–	71,368	–
Employee Participants	From December 24, 2018 to September 15, 2022	0–6 years	6–7 years	$0.0001–$10.47	5,934,682	876,751	60,000	209,318	4,788,613	161.13

Notes:

(1) No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date and no further awards would be granted under the 2018 Share Incentive Plan after its amendment and restatement as the Second Amended and Restated Share Incentive Plan on June 28, 2024.

(2) Consultants mean service providers, other than employees.

26

Bilibili Inc. 2025 Interim Report

Other Information

Details of the unvested restricted share units under the 2018 Share Incentive Plan (to be satisfied by Class Z Ordinary Shares) during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Purchase Price	Unvested restricted share units as at January 1, 2025	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2025	Weighted average closing price of Class Z Ordinary Shares Immediately before date(s) of vesting (HKD)
Directors										
Ms. Ni Li	March 31, 2023	6 years	$0	1,000,000	–	–	–	–	1,000,000	–
Other grantees by category										
Consultants[1]	June 27, 2024	1 year	$0	1,000	–	1,000	–	–	–	166.60
Employee Participants	December 14, 2022	4 years	$0	584,500	–	–	–	66,875	517,625	–
	March 31, 2023	4-6 years	$0	2,713,779	–	744,908	–	91,561	1,877,310	153.60
	June 30, 2023	4 years	$0	1,187,112	–	539,549	–	107,980	539,583	166.60
	September 29, 2023	4 years	$0	575,008	–	–	–	79,800	495,208	–
	December 29, 2023	4 years	$0	1,301,404	–	–	–	25,581	1,275,823	–
	March 28, 2024	4-6 years	$0	2,181,668	–	187,155	–	146,460	1,848,053	153.60
	June 27, 2024	4-6 years	$0	3,703,959	–	279,525	–	214,106	3,210,328	166.60

Notes:

(1) Consultants mean service providers, other than employees.

Details of the unvested restricted share units under the Second Amended and Restated 2018 Share Incentive Plan (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Date of Grant	Vesting Period	Purchase Price	Unvested restricted share units as at January 1, 2025	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2025	Weighted average closing price of Class Z Ordinary Shares Immediately before date(s) of vesting (HKD)
Directors										
Mr. JP Gan	June 25, 2025	3 years	$0	–	18,948	–	–	–	18,948	–
Mr. Eric He	June 25, 2025	3 years	$0	–	18,948	–	–	–	18,948	–
Other grantees by category										
Employee Participants	September 29, 2024	4 years	$0	2,652,824	–	–	–	212,915	2,439,909	–
	December 27, 2024	4 years	$0	1,374,399	–	–	–	106,159	1,268,240	–
	March 31, 2025	4 years	$0	–	1,206,743	–	–	134,089	1,072,654	–
	June 25, 2025	4-6 years	$0	–	3,051,047	–	–	–	3,051,047	–

27

Bilibili Inc. 2025 Interim Report

Other Information

Further details of the unvested restricted share units under the Second Amended and Restated 2018 Share Incentive Plan granted during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Number of restricted share units granted during the Reporting Period	Date of Grant	Vesting Period	Purchase Price	Performance Targets	Closing price of Class Z Ordinary Shares immediately before the date of grant (HKD)	Fair value of Class Z Ordinary Shares at the date of grant (RMB in thousands)(1)
Directors							
Mr. JP Gan	18,948	June 25, 2025	3 years	$0	None	160.5	2,822
Mr. Eric He	18,948	June 25, 2025	3 years	$0	None	160.5	2,822
Other grantees by category							
Employee Participants	1,206,743	March 31, 2025	4 years	$0	None	153.6	165,535
	3,051,047	June 25, 2025	4-6 years	$0	None	160.5	454,381

Notes:

(1) The fair values of the restricted share units are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statement. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

(2) For further details of the restricted share units granted under the Second Amended and Restated 2018 Share Incentive Plan during the Reporting Period, please refer to the announcements of the Company dated March 31, 2025 and June 25, 2025.

USE OF PROCEEDS

Use of proceeds from the issuance of the 2030 Notes

In May 2025, the Company completed the offering of the 2030 Notes. The Company planned to use the net proceeds of the 2030 Notes for enhancing its content ecosystem, improving its overall monetization efficiency, funding the Concurrent Repurchase, funding future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes. The Company raised total net proceeds of approximately US$678.1 million from the offering of the 2030 Notes, after deducting the initial purchasers' commissions and expenses.

During the Reporting Period, the Company has used HK$782.9 million (US$100 million as translated on the date of the Notes Offering) to fund the Concurrent Repurchase of its 5,588,140 Class Z Ordinary Shares (each represented by one ADS) pursuant to its existing share repurchase program. All of the Class Z Ordinary Shares repurchased under the Concurrent Repurchase have been cancelled as of June 30, 2025. Further details are set out in the announcements of the Company dated May 21, 2025 and May 23, 2025, the next day disclosure returns dated May 22, 2025 and June 17, 2025 and the monthly returns dated June 6, 2025 and July 8, 2025.

As of June 30, 2025, US$578.1 million remains unutilized and the Company expects to fully utilize the remaining net proceeds in accordance with the intended purposes within the next three years. There has been no change in the intended use of net proceeds as previously disclosed in the announcement of the Company dated May 23, 2025.

28

Bilibili Inc. 2025 Interim Report Other Information Disclosure of Changes in Directors’ Information pursuant to Listing Rule 13.51B(1) The Board approved the separation of the Nominating and Corporate Governance Committee into two distinct committees, namely the Nomination Committee and the Corporate Governance Committee effective from May 20, 2025. The Nomination Committee comprises Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Ms. Ni Li, with Mr. JP Gan serving as chairperson. The Corporate Governance Committee comprises Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. JP Gan serving as chairperson. During the Reporting Period, Mr. Feng Li has served as an independent non-executive director of Dida Inc., a company listed on the Stock Exchange (stock code: 2559), and an independent director of Arashi Vision, a company listed on Shanghai Stock Exchange (stock code: 688775). Save as disclosed in this interim report, there is no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Purchase, Sale or Redemption of the Company’s Listed Securities During the Reporting Period, the Company repurchased 5,588,140 Class Z Ordinary Shares for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of the Notes Offering) pursuant to its existing share repurchase program (details of which are described in the paragraph headed “Recent Developments” in this interim report). The purchase price for the Concurrent Repurchase is HK$140.10 per Class Z Ordinary Share. As at the Latest Practicable Date, all of the Class Z Ordinary Shares repurchased under the Concurrent Repurchase have been cancelled. Save as disclosed in this interim report, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. As at June 30, 2025, the Company did not hold any treasury shares (as defined under the Listing Rules). Dividend The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025. Continuing Disclosure Obligations pursuant to the Listing Rules The Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules during the Reporting Period. 29

Bilibili Inc. 2025 Interim Report Report on Review of Interim Financial Information To the Board of Directors of Bilibili Inc. (incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial information set out on pages 31 to 72, which comprises the interim condensed consolidated balance sheet of Bilibili Inc. (the “Company”) and its subsidiaries (together, the “Group”) as at June 30, 2025 and the interim condensed consolidated statement of operations and comprehensive (loss)/income, the interim condensed consolidated statement of changes in shareholders’ equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 21, 2025 30

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2024 2025 2025 RMB RMB US$ Notes Note 2(e) Assets Current assets: Cash and cash equivalents 10,249,382 10,675,615 1,490,258 Time deposits 3,588,475 7,396,047 1,032,448 Restricted cash 50,000 50,800 7,091 Accounts receivable, net 4 1,226,875 1,083,544 151,257 Amount due from related parties 19 786,677 1,096,245 153,030 Prepayments and other current assets 5 1,148,111 1,049,424 146,494 Short-term investments 6 2,706,535 4,219,143 588,970 Total current assets 19,756,055 25,570,818 3,569,548 Non-current assets: Property and equipment, net 7 589,227 608,268 84,911 Production cost, net 1,851,207 1,721,157 240,264 Intangible assets, net 8 3,201,012 3,019,348 421,485 Deferred tax assets 135,131 144,399 20,157 Goodwill 2,725,130 2,725,130 380,413 Long-term investments, net 9 3,911,592 4,565,609 637,334 Other long-term assets 529,146 439,054 61,290 Total non-current assets 12,942,445 13,222,965 1,845,854 Total assets 32,698,500 38,793,783 5,415,402 31

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2024 2025 2025 RMB RMB US$ Notes Note 2(e) Liabilities Current liabilities: Accounts payable 11 4,801,416 5,186,223 723,969 Salary and welfare payable 1,599,482 1,383,188 193,086 Taxes payable 12 428,932 415,028 57,936 Short-term loans and current portion of long-term debt 13 1,571,836 1,734,988 242,195 Deferred revenue 3,802,307 4,239,833 591,858 Accrued liabilities and other payables 14 2,554,281 3,041,825 424,622 Amount due to related parties 19 4,549 13,233 1,847 Total current liabilities 14,762,803 16,014,318 2,235,513 Non-current liabilities: Long-term debt 15 3,264,153 8,088,858 1,129,161 Other long-term liabilities 567,631 534,849 74,662 Total non-current liabilities 3,831,784 8,623,707 1,203,823 Total liabilities 18,594,587 24,638,025 3,439,336 32

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2024 2025 2025 RMB RMB US$ Notes Note 2(e) Shareholders’ equity Ordinary shares: Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024; US$0.0001 par value; 100,000,000 shares authorized, 81,100,010 shares issued and outstanding as of June 30, 2025) 52 50 7 Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024; US$0.0001 par value; 9,800,000,000 shares authorized, 339,734,100 shares issued, 331,680,356 shares outstanding as of June 30, 2025) 216 216 30 Additional paid-in capital 41,454,130 41,313,604 5,767,157 Statutory reserves 48,642 48,642 6,790 Accumulated other comprehensive income 266,816 251,623 35,124 Accumulated deficit (27,661,459) (27,451,559) (3,832,090) Total Bilibili Inc.’s shareholders’ equity 14,108,397 14,162,576 1,977,018 Noncontrolling interests (4,484) (6,818) (952) Total shareholders’ equity 14,103,913 14,155,758 1,976,066 Total liabilities and shareholders’ equity 32,698,500 38,793,783 5,415,402 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 33

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive (Loss)/Income (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2025 2025 RMB RMB US$ Notes Note 2(e) Net revenues Value-added services 5,094,797 5,643,936 787,863 Advertising 3,706,075 4,446,523 620,711 Mobile games 1,990,177 3,343,488 466,733 IP derivatives and others 1,000,695 906,991 126,611 Total net revenues 16 11,791,744 14,340,938 2,001,918 Cost of revenues (8,353,183) (9,125,994) (1,273,940) Gross profit 3,438,561 5,214,944 727,978 Operating expenses: Sales and marketing expenses (1,962,655) (2,215,164) (309,224) General and administrative expenses (1,019,816) (1,025,269) (143,122) Research and development expenses (1,859,821) (1,707,891) (238,412) Total operating expenses (4,842,292) (4,948,324) (690,758) (Loss)/profit from operations (1,403,731) 266,620 37,220 Other income/(expense): Investment loss, net (including impairments) (115,933) (119,078) (16,623) Interest income 233,551 195,812 27,334 Interest expense (51,383) (68,077) (9,503) Exchange losses (73,335) (23,369) (3,262) Debt extinguishment loss (20,980) (2) * Others, net 54,439 (6,355) (887) Total other income/(expense), net 26,359 (21,069) (2,941) (Loss)/profit before income tax (1,377,372) 245,551 34,279 Income tax benefit/(expense) 10 4,592 (37,945) (5,297) 34

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive (Loss)/Income (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2025 2025 RMB RMB US$ Notes Note 2(e) Net (loss)/profit (1,372,780) 207,606 28,982 Net loss attributable to noncontrolling interests 15,535 2,294 321 Net (loss)/profit attributable to the Bilibili Inc.’s shareholders (1,357,245) 209,900 29,303 Net (loss)/profit (1,372,780) 207,606 28,982 Other comprehensive income/(loss): Foreign currency translation adjustments 18,175 (15,193) (2,121) Total other comprehensive income/(loss) 18,175 (15,193) (2,121) Total comprehensive (loss)/income (1,354,605) 192,413 26,861 Comprehensive loss attributable to noncontrolling interests 15,535 2,294 320 Comprehensive (loss)/income attributable to the Bilibili Inc.’s shareholders (1,339,070) 194,707 27,181 Net (loss)/profit per share, basic 18 (3.26) 0.50 0.07 Net (loss)/profit per share, diluted (3.26) 0.49 0.07 Net (loss)/profit per ADS, basic (3.26) 0.50 0.07 Net (loss)/profit per ADS, diluted (3.26) 0.49 0.07 Weighted average number of ordinary shares, basic 18 415,780,807 419,763,214 419,763,214 Weighted average number of ordinary shares, diluted 415,780,807 431,601,628 431,601,628 Weighted average number of ADS, basic 415,780,807 419,763,214 419,763,214 Weighted average number of ADS, diluted 415,780,807 431,601,628 431,601,628 Share-based compensation expenses included in: Cost of revenues 32,047 50,310 7,023 Sales and marketing expenses 25,921 36,217 5,056 General and administrative expenses 296,856 281,662 39,318 Research and development expenses 169,241 207,423 28,955 * Less than 1 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 35

Bilibili Inc. 2025 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount RMB	Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance at December 31, 2023	83,715,114	52	325,800,880	213	40,445,175	44,749	212,477	(26,310,766)	12,367	14,404,267
Net loss	–	–	–	–	–	–	–	(1,357,245)	(15,535)	(1,372,780)
Share-based compensation	–	–	–	–	524,065	–	–	–	–	524,065
Share issuance from exercise of share options	–	–	1,965,705	2	7,974	–	–	–	–	7,976
Share issuance from vest of restricted share units	–	–	12,500	*	–	–	–	–	–	*
Foreign currency translation adjustment	–	–	–	–	–	–	18,175	–	–	18,175
Balance at June 30, 2024	83,715,114	52	327,779,085	215	40,977,214	44,749	230,652	(27,668,011)	(3,168)	13,581,703

* Less than 1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

36

Bilibili Inc. 2025 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount RMB	Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance at December 31, 2024	83,715,114	52	329,358,672	216	41,454,130	48,642	266,816	(27,661,459)	(4,484)	14,103,913
Net profit/(loss)	–	–	–	–	–	–	–	209,900	(2,294)	207,606
Share-based compensation	–	–	–	–	575,612	–	–	–	–	575,612
Share issuance from exercise of share options	–	–	901,751	1	3,012	–	–	–	–	3,013
Share issuance from vest of restricted share units	–	–	1,752,137	1	–	–	–	–	–	1
Shares redesignation	(2,615,104)	(2)	2,615,104	2	–	–	–	–	–	–
Repurchase of shares	–	–	(5,588,140)	(4)	(719,150)	–	–	–	–	(719,154)
Disposal of noncontrolling interests	–	–	–	–	–	–	–	–	(40)	(40)
Foreign currency translation adjustment	–	–	–	–	–	–	(15,193)	–	–	(15,193)
Balance at June 30, 2025	81,100,010	50	329,039,524	216	41,313,604	48,642	251,623	(27,451,559)	(6,818)	14,155,758

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

37

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2024 2025 2025 RMB RMB US$ Note 2(e) Cash flows from operating activities: Net (loss)/profit (1,372,780) 207,606 28,982 Adjustments to reconcile net (loss)/profit to net cash provided by operating activities: Depreciation of property and equipment 314,051 202,915 28,326 Amortization of intangible assets 886,768 783,697 109,400 Amortization of right-of-use assets 84,854 79,814 11,142 Amortization of debt issuance costs 7,118 1,543 215 Share-based compensation expenses 524,065 575,612 80,352 Allowance for expected credit loss 68,249 20,000 2,792 Inventory provision 2,781 (1,632) (228) Deferred income taxes (45,961) (17,540) (2,448) Unrealized exchange gain (2,211) (1,853) (259) Unrealized fair value changes of investments 17,844 53,216 7,428 Loss on disposal of property and equipment 1,974 3,164 442 Loss from equity method investments 17,497 16,541 2,309 Impairments of long-term investments 100,571 98,582 13,762 Loss of convertible senior notes repurchase 20,941 2 * Changes in operating assets and liabilities: Accounts receivable (86,200) 130,187 18,173 Amount due from related parties (38,275) (39,221) (5,475) Prepayments and other assets 201,664 214,697 29,971 Other long-term assets 27,595 (32,582) (4,548) Accounts payable 273,007 354,686 49,512 Salary and welfare payable (53,922) (216,294) (30,193) Taxes payable (33,429) (13,904) (1,941) Deferred revenue 771,355 437,526 61,076 Accrued liabilities and other payables 761,896 458,708 64,033 Amount due to related parties (1,478) (315) (44) Other long-term liabilities (59,737) (23,795) (3,323) Net cash provided by operating activities 2,388,237 3,291,360 459,456 38

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2024 2025 2025 RMB RMB US$ Note 2(e) Cash flows from investing activities: Purchase of property and equipment (245,505) (180,147) (25,148) Purchase of intangible assets (624,531) (592,956) (82,773) Purchase of short-term investments (16,754,501) (40,411,114) (5,641,174) Maturities of short-term investments 14,456,637 38,838,333 5,421,622 Cash paid for long-term investments including loans (146,876) (1,027,480) (143,431) Repayment of loans from investees 60,250 13,000 1,815 Cash received from disposal/return of long-term assets 6,538 913 Placements of time deposits (3,357,410) (7,407,776) (1,034,086) Maturities of time deposits 3,432,320 3,573,819 498,886 Net cash used in investing activities (3,179,616) (7,187,783) (1,003,376) Cash flows from financing activities: Proceeds of short-term loans 1,049,000 1,100,000 153,554 Repayment of short-term and long-term loans (659,696) (966,500) (134,918) Capital repurchase of minority shareholders (1,067) (149) Proceeds from exercise of employees’ share options 7,974 3,013 421 Proceeds from issuance of convertible senior notes, net of issuance costs 4,886,978 682,195 Repurchase of shares (719,154) (100,390) Repurchase of convertible senior notes (3,046,017) (474) (66) Net cash (used in)/provided by financing activities (2,648,739) 4,302,796 600,647 Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies (19,199) 20,660 2,885 Net (decrease)/increase in cash and cash equivalents and restricted cash (3,459,317) 427,033 59,612 Cash and cash equivalents and restricted cash at beginning of the period 7,241,821 10,299,382 1,437,737 Cash and cash equivalents and restricted cash at end of the period 3,782,504 10,726,415 1,497,349 39

Bilibili Inc. 2025 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2024 2025 2025 RMB RMB US$ Note 2(e) Supplemental disclosures of cash flows information: Cash paid for income taxes, net of tax refund 58,481 49,788 6,950 Cash paid for interest expense 63,263 52,157 7,281 Supplemental schedule of non-cash investing and financing activities: Property and equipment purchases financed by accounts payable 120,114 116,640 16,282 Acquisitions and investments financed by payables 2,404 9,000 1,256 Intangible assets purchases financed by payables 516,649 648,269 90,495 * Less than 1 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 40

Bilibili Inc. 2025 Interim Report

Notes to the Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS

Bilibili Inc. (the "Company" or "Bilibili") is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs (collectively referred to as the "Group"), is primarily engaged in the operation of providing online entertainment services to users in the People's Republic of China (the "PRC" or "China").

In April 2018, the Company completed its IPO on the Nasdaq Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the Main Board of the Hong Kong Stock Exchange.

On October 3, 2022, the Company's voluntary conversion of its secondary listing status to primary listing on the Main Board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the Main Board of the Hong Kong Stock Exchange in Hong Kong and the Nasdaq in the United States.

In January 2023, the Company completed an offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

As of June 30, 2025, the Company's major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation Acquisition/ Principal Place of Operation	Issued Share Capital	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	HKD1 USD200 million	100	Investment holding
Hode HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	USD1	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	JPY80 million	100	Business development
Hode Shanghai Limited ("Hode Shanghai")	PRC, 2014	USD1.2 billion	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	USD2.5 billion	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	USD50 million	100	E-commerce and advertising[1]

41

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) Place and Year Percentage of of Incorporation Director or Acquisition/ Indirect Major VIEs and VIEs’ Principal Place Issued Economic subsidiaries of Operation Share Capital Ownership Principal Activities Shanghai Hode Information PRC, 2013 RMB11 million 100* Mobile game operation2 Technology Co., Ltd. (“Hode Information Technology”) Shanghai Kuanyu Digital PRC, 2014 RMB500 million 100* Video distribution and Technology Co., Ltd. game distribution2 (“Shanghai Kuanyu”) Sharejoy Network Technology PRC, 2014 RMB10 million 100* Game distribution2 Co., Ltd. (“Sharejoy Network”) Shanghai Hehehe Culture PRC, 2014 RMB120 million 100* Comics distribution2 Communication Co., Ltd. (“Shanghai Hehehe”) Shanghai Anime Tamashi PRC, 2015 RMB1 million 100* E-commerce platform2 Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”) * Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries. 1 These companies were established in the PRC in the form of wholly foreign-owned enterprises. 2 These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s). 42

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025 included in the accompanying unaudited interim condensed consolidated financial information of the Group was as follows: December 31, June 30, 2024 2025 RMB in thousands Cash and cash equivalents 2,108,946 2,780,674 Time deposits 21,560 21,875 Restricted cash 50,000 50,800 Accounts receivable, net 623,464 669,399 Amounts due from Group companies 532,700 593,216 Amount due from related parties 17,233 41,399 Prepayments and other current assets 382,386 339,182 Short-term investments 537,432 195,466 Long-term investments, net 1,714,647 1,689,605 Other non-current assets 4,647,176 4,437,699 Total assets 10,635,544 10,819,315 Accounts payable 3,650,374 3,824,002 Salary and welfare payables 426,568 317,211 Taxes payable 135,235 120,252 Short-term loans 600,000 599,000 Deferred revenue 2,727,174 2,852,326 Accrued liabilities and other payables 895,670 1,153,365 Amounts due to the Group companies 10,362,724 9,576,426 Amounts due to related parties 4,463 13,138 Other long-term payable 400,630 433,636 Total liabilities 19,202,838 18,889,356 Total Bilibili Inc’s shareholders’ deficit (8,575,962) (8,078,105) Noncontrolling interests 8,668 8,064 Total shareholders’ deficit (8,567,294) (8,070,041) Total liabilities and shareholders’ deficit 10,635,544 10,819,315 43

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) For the Six Months Ended June 30, 2024 2025 RMB in thousands Third-party revenues 7,434,876 9,271,795 Inter-company revenues 444,413 386,654 Total revenues 7,879,289 9,658,449 Net (loss)/profit (143,719) 497,017 For the Six Months Ended June 30, 2024 2025 RMB in thousands Net cash provided by operating activities 2,172,024 2,891,772 Net cash used in investing activities (1,235,232) (182,680) Net cash used in financing activities (1,959,599) (2,036,804) 44

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) Liquidity The Group incurred net losses of RMB1,372.8 million and net profit of RMB207.6 million for the six months ended June 30, 2024 and 2025, respectively. Net cash provided by operating activities was RMB2,388.2 million and RMB3,291.4 million for the six months ended June 30, 2024 and 2025, respectively. Accumulated deficit was RMB27.66 billion and RMB27.45 billion as of December 31, 2024 and June 30, 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In May 2025, the Group completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. The Group raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducing the initial purchasers’ commissions and expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial information. The Group’s unaudited interim condensed consolidated financial information have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. 45

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES a) Basis of presentation The accompanying unaudited interim condensed consolidated financial information and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). The December 31, 2024 balance sheet data was derived from audited consolidated financial information; however, the accompanying interim notes to the unaudited interim condensed consolidated financial information do not include all of the annual disclosures required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company’s audited consolidated financial information for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial information for the preceding fiscal year. b) Principles of consolidation The unaudited interim condensed consolidated financial information include the financial statement of the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity. 46

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES (Continued) b) Principles of consolidation (Continued) All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary. c) Use of estimates The preparation of the Group’s unaudited interim condensed consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial information and accompanying notes. Significant accounting estimates include determination of the average playing period for paying players. d) Functional currency and foreign currency translation The Group uses Renminbi (“RMB”) as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group’s PRC entities is RMB. In the unaudited interim condensed consolidated financial information, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income on the unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income. Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in “Exchange losses” on the unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income. 47

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES (Continued) e) Convenience translation Translations of balances on the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income and unaudited interim condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate. f) Contract balances Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the period was RMB2,523.4 million and RMB3,354.4 million for the six months ended June 30, 2024 and 2025, respectively. The Group did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period for the six months ended June 30, 2024 and 2025. g) Receivables, net The following table sets out movements of the allowance against accounts receivable, amount due from related parties and other receivables recorded in prepayments and other current assets within the scope of ASC Topic 326 as of June 30, 2024 and 2025, respectively: June 30, June 30, 2024 2025 RMB in thousands Beginning balance 219,201 283,993 Provisions 68,249 20,000 Write-offs (51,626) (65,055) Ending balance 235,824 238,938 48

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 3. CONCENTRATIONS AND RISKS a) Telecommunications service provider The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the six months ended June 30, 2024 and 2025 as follows: For the Six Months Ended June 30, 2024 2025 Total number of telecommunications service providers 103 103 Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure 4 3 Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers 53% 44% b) Foreign currency exchange rate risk The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, and convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions. 49

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 3. CONCENTRATIONS AND RISKS (Continued) c) Credit risk The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, and money market funds and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks. As of December 31, 2024 and June 30, 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major commercial banks located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel and customer that had receivable balance exceeding 10% of the Group’s gross accounts receivable balance as of December 31, 2024 and June 30, 2025. December 31, June 30, RMB in thousands 2024 2025 Distribution channel A 192,405 319,835 Customer A 168,503 <10% d) Major customers and supplying channels No single customer represented 10% or more of the Group’s net revenues for the six months ended June 30, 2024 and 2025, respectively. The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the six months ended June 30, 2024 and 2025, respectively. 50

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 3. CONCENTRATIONS AND RISKS (Continued) e) Mobile games Mobile game revenues accounted for 17% and 23% of the Group’s total net revenues for the six months ended June 30, 2024 and 2025, respectively. No mobile game individually contributed more than 10% of the Group’s total net revenues for the six months ended June 30, 2024. One mobile game individually contributed more than 10% of the Group’s total net revenues for the six months ended June 30, 2025. For the Six Months Ended June 30, 2024 2025 Mobile game 1 below 10% 11% 4. ACCOUNTS RECEIVABLE, NET An aging analysis of the accounts receivable as of December 31, 2024 and June 30, 2025, based on the recognition date before provisions, is as follows: December 31, June 30, 2024 2025 RMB in thousands Within 3 months 1,048,005 911,351 Between 3 months and 6 months 156,301 190,749 Between 6 months and 1 year 156,883 111,701 More than 1 year 57,119 69,705 Less: Provisions (191,433) (199,962) Total 1,226,875 1,083,544 51

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 5. PREPAYMENTS AND OTHER CURRENT ASSETS The following is a summary of prepayments and other current assets: December 31, June 30, 2024 2025 RMB in thousands Prepayments for revenue sharing cost* 305,818 264,208 Inventories, net 255,185 209,114 Prepayments for sales tax 172,756 150,646 Deposits 138,561 136,357 Prepayments of marketing and other operational expenses 64,065 88,578 Prepayments to inventory suppliers 39,584 57,053 Interest income receivable 78,343 51,938 Prepayments for content cost 20,064 34,720 Loans to investees or ongoing investments 21,465 9,666 Prepayments/receivables relating to jointly invested content 2,250 1,077 Others 50,020 46,067 Total 1,148,111 1,049,424 * App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users. 52

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 6. SHORT-TERM INVESTMENTS The following is a summary of short-term investments: December 31, June 30, 2024 2025 RMB in thousands Financial products 2,281,780 3,872,270 Investments in publicly traded companies 424,755 346,873 Total 2,706,535 4,219,143 The Group recorded investment income of RMB10.7 million and investment loss of RMB12.3 million related to short-term investments on the unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income for the six months ended June 30, 2024 and 2025, respectively. 7. PROPERTY AND EQUIPMENT, NET The following is a summary of property and equipment, net: December 31, June 30, 2024 2025 RMB in thousands Leasehold improvements 222,925 219,957 Servers and computers 3,406,915 3,539,133 Others 64,799 64,773 Total 3,694,639 3,823,863 Less: accumulated depreciation (3,105,412) (3,215,595) Net book value 589,227 608,268 Depreciation expenses were RMB314.1 million and RMB202.9 million for the six months ended June 30, 2024 and 2025, respectively. No impairment charge was recognized for any of periods presented. 53

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 8. INTANGIBLE ASSETS, NET The following is a summary of intangible assets, net: As of December 31, 2024 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 8,804,134 (6,686,903) 2,117,231 License rights of mobile games 310,676 (240,913) 69,763 Intellectual property and others 2,374,595 (1,360,577) 1,014,018 Total 11,489,405 (8,288,393) 3,201,012 As of June 30, 2025 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 9,277,621 (7,231,974) 2,045,647 License rights of mobile games 273,271 (221,108) 52,163 Intellectual property and others 2,386,607 (1,465,069) 921,538 Total 11,937,499 (8,918,151) 3,019,348 Amortization expenses were RMB886.8 million and RMB783.7 million for the six months ended June 30, 2024 and 2025, respectively. No impairment charge was recognized for any of periods presented. 54

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value. December 31, June 30, 2024 2025 RMB in thousands Equity investments accounted for using the measurement alternative 1,917,527 1,818,952 Equity investments accounted for using the equity method 1,834,070 1,863,529 Investments accounted for at fair value 159,995 883,128 Total 3,911,592 4,565,609 Equity investments accounted for using the measurement alternative The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in “Investment loss, net (including impairments)” equal to the difference between the carrying value and fair value. No re-measurement loss of equity investments accounted for using the measurement alternative was recognized for the six months ended June 30, 2024 and 2025, respectively. The Group recorded impairment charges for long-term investments of RMB100.6 million and RMB98.6 million as “Investment loss, net (including impairments)” for the six months ended June 30, 2024 and 2025, respectively, as the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value. The Company disposed several equity investments of the Group without carrying amount for the six months ended June 30, 2024 and 2025. The difference between the consideration and their carrying value was recognized as “Investment loss, net (including impairments)”. RMB10.0 million and RMB1.0 million disposal gain was recognized for the six months ended June 30, 2024 and 2025, respectively. 55

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET (Continued) Equity investments accounted for using the equity method RMB17.5 million and RMB16.5 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment loss, net (including impairments)” for the six months ended June 30, 2024 and 2025, respectively. Investments accounted for at fair value Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year. A gain of RMB2.9 million and RMB4.7 million resulting from the change in fair value was recognized in “Investment loss, net (including impairments)” for the six months ended June 30, 2024 and 2025, respectively. 10. TAXATION Composition of income tax The following table presents the composition of income tax (benefit)/expense for the six months ended June 30, 2024 and 2025: For the Six Months Ended June 30, 2024 2025 RMB in thousands Current income tax expenses 32,568 53,344 Withholding income tax expenses 8,801 2,141 Deferred tax benefits (45,961) (17,540) Total (4,592) 37,945 The Group’s effective tax rate for the six months ended June 30, 2024 and 2025 was 0.3% and 15.5%, respectively. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. 56

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 11. ACCOUNTS PAYABLE An aging analysis of the accounts payable as of December 31, 2024 and June 30, 2025, based on the recognition date, after credit period, is as follows: December 31, June 30, 2024 2025 RMB in thousands Within 3 months 2,923,169 3,287,578 Between 3 months and 6 months 828,579 890,623 Between 6 months and 1 year 647,474 390,588 More than 1 year 402,194 617,434 Total 4,801,416 5,186,223 The accounts payable are non-interest-bearing. 12. TAXES PAYABLE The following is a summary of taxes payable as of December 31, 2024 and June 30, 2025: December 31, June 30, 2024 2025 RMB in thousands Enterprise income tax (“EIT”) payable 134,304 159,073 Value added tax (“VAT”) payable 92,043 62,516 Withholding income tax payable 41,626 31,819 Withholding individual income taxes for employees 42,051 32,642 Others 118,908 128,978 Total 428,932 415,028 57

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 13. SHORT-TERM LOANS AND CURRENT PORTION OF LONG-TERM DEBT Balance at December 31, 2024 Balance at June 30, 2025 Interest Rate Interest Rate Range Maturity Date Amount Range Maturity Date Amount RMB in RMB in thousands thousands Unsecured bank loans 2.30%~2.70% Within 12 months 1,571,179 1.50%~2.50% Within 12 months 1,734,902 April 2026 Notes (Note 15) 1.375% Within 12 months 86 2027 Notes (Note 15) 1.25% Within 12 months 657 1.25% Within 12 months Total 1,571,836 1,734,988 14. ACCRUED LIABILITIES AND OTHER PAYABLES The following is a summary of accrued liabilities and other payables as of December 31, 2024 and June 30, 2025: December 31, June 30, 2024 2025 RMB in thousands Accrued marketing expenses 1,292,710 1,621,485 Advances from/payables to third parties 551,167 605,608 Payables to producers and licensors 228,493 241,027 Leasing liabilities current portion 214,624 218,435 Professional fees 86,795 124,616 Deposit 78,473 92,550 Interest payable 4,188 11,869 Consideration payable for acquisitions and investments 10,122 10,084 Other staff related cost 5,480 6,136 Others 82,229 110,015 Total 2,554,281 3,041,825 58

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 15. LONG-TERM DEBT December 31, June 30, 2024 2025 RMB in thousands Convertible senior notes 95,153 4,950,628 Long-term bank loans 3,069,000 3,038,230 Other long-term borrowing 100,000 100,000 Total 3,264,153 8,088,858 Convertible Senior Notes April 2026 Notes In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026. As of December 31, 2024 and June 30, 2025, the principal amount of April 2026 Notes was RMB86.3 thousand and RMB85.9 thousand, respectively. The unamortized debt issuance costs were RMB0.4 thousand and RMB0.2 thousand as of December 31, 2024 and June 30, 2025, respectively. The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the six months ended June 30, 2024 and 2025, the April 2026 Notes related interest expense was US$1.8 million and US$0.1 thousand (RMB0.7 thousand), respectively. For the six months ended June 30, 2024, the Company repurchased an aggregate principal amount of US$429.3 million (RMB3.05 billion) April 2026 Notes with an aggregate cash purchase price of US$429.3 million (RMB3.05 billion). As of June 30, 2025, the carrying amount of RMB85.7 thousand (US$12.0 thousand) of the April 2026 Notes are short-term in nature. 59

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 15. LONG-TERM DEBT (Continued) Convertible Senior Notes (Continued) 2027 Notes In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027. As of December 31, 2024 and June 30, 2025, the principal amount of 2027 Notes was RMB0.7 million and RMB0.2 million, respectively. The unamortized debt issuance costs were RMB4.2 thousand and RMB1.0 thousand as of December 31, 2024 and June 30, 2025, respectively. The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the six months ended June 30, 2024 and 2025, the 2027 Notes related interest expense was US$0.7 thousand and US$0.6 thousand (RMB4.3 thousand), respectively. For the six months ended June 30, 2025, the Company repurchased an aggregate principal amount of US$66.0 thousand (RMB472.5 thousand) 2027 Notes with and aggregate cash consideration of US$66.0 thousand (RMB472.5 thousand). December 2026 Notes In November 2021, the Group issued US$1,600.0 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion. As of December 31, 2024 and June 30, 2025, the principal amount of December 2026 Notes was RMB95.6 million and RMB95.2 million. The unamortized debt issuance costs were RMB0.5 million and RMB0.4 million as of December 31, 2024 and June 30, 2025, respectively. The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the six months ended June 30, 2024 and 2025 the December 2026 Notes related interest expense was US$1.7 million and US$52.8 thousand (RMB0.4 million), respectively. 60

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 15. LONG-TERM DEBT (Continued) Convertible Senior Notes (Continued) 2030 Notes In May 2025, the Group issued US$690.0 million of 2030 Notes with an interest rate of 0.625% per annum. The net proceeds to the Company from the issuance of the 2030 Notes were US$678.1 million (RMB4,876.9 million), net of issuance costs of US$11.9 million (RMB85.6 million). The 2030 Notes may be converted, at an initial conversion rate of 42.1747 Shares per US$1,000 principal amount (which represents an initial conversion price of HK$185.63 per Conversion Share) at each holder’s option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date of June 1, 2030. Holders of the 2030 Notes may require the Company to repurchase all or part of their 2030 Notes in cash on June 1, 2028, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of June 30, 2025, the principal amount of 2030 Notes was RMB4,939.4 million. The unamortized debt issuance costs were RMB83.8 million as of June 30, 2025. The issuance costs of the 2030 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 1, 2030). For the six months ended June 30, 2025, the 2030 Notes related interest expense was US$0.6 million (RMB4.0 million). The Company accounted for the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method. For the six months ended June 30, 2024 and 2025, no April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes were converted. Long-term bank loans The Group’s long-term bank loans were RMB3,100.0 million and RMB3,084.5 million (US$430.6 million) in aggregate as of December 31, 2024 and June 30, 2025. As of June 30, 2025, the current portion of RMB46.3 million (US$6.5 million) was classified as short-term loans and the remaining RMB3,038.2 million (US$424.1 million) was reported as long-term debt. The Group’s long-term bank loans were substantially credit borrowing and the interest rate was 2.3% as of June 30, 2025. The Group is in compliance with all of the loan covenants as of June 30, 2025. 61

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 15. LONG-TERM DEBT (Continued) The following table provides a summary of the Company’s non-current portion of unsecured senior notes as of December 31, 2024 and June 30, 2025: December 31, June 30, 2024 2025 Effective Amounts Amounts interest rate RMB in thousands April 2026 Notes 86 1.74% 2027 Notes 185 1.52% December 2026 Notes 95,067 94,813 0.80% 2030 Notes 4,855,630 0.98% Carrying value 95,153 4,950,628 Unamortized discount and debt issuance costs 539 84,202 Total principal amounts of unsecured senior notes 95,692 5,034,830 16. REVENUE The following table presents the Group’s net revenues disaggregated by revenue sources: For the Six Months Ended June 30, 2024 2025 RMB in thousands Value-added services 5,094,797 5,643,936 Advertising 3,706,075 4,446,523 Mobile games 1,990,177 3,343,488 IP derivatives and others 1,000,695 906,991 Total net revenues 11,791,744 14,340,938 62

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION As of June 30, 2025, total unrecognized compensation expenses related to unvested service-based restricted share units (“RSUs”) granted under the 2018 Plan and the Restated 2018 Plan, adjusted for estimated forfeitures, was RMB1,879.6 million, which is expected to be recognized over a weighted-average period of 3.4 years and may be adjusted for future changes in estimated forfeitures. The following table presents a summary of the Group’s service-based RSUs activities for the six months ended June 30, 2024 and 2025: Weighted Average Total Number Grant date of shares fair value (In thousands) US$ Outstanding at January 1, 2024 9,681 19.53 Granted 6,522 14.20 Vested (13) 24.59 Forfeited (1,074) 15.51 Unvested at June 30, 2024 15,116 17.51 Outstanding at January 1, 2025 17,275 18.14 Granted 4,296 20.31 Vested (1,752) 18.40 Forfeited (1,186) 18.00 Unvested at June 30, 2025 18,633 18.63 As of June 30, 2025, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB830.0 million, which is expected to be recognized over a weighted-average period of 1.6 years and may be adjusted for future changes in estimated forfeitures. 63

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION (Continued) The following table presents a summary of the Group’s share options activities for the six months ended June 30, 2024 and 2025: Weighted Average Total Number Exercise of shares Price (In thousands) US$ Outstanding at January 1, 2024 17,939 2.4701 Granted Exercised (1,966) 0.5700 Forfeited (725) 0.0001 Outstanding at June 30, 2024 15,248 1.4925 Exercisable at June 30, 2024 6,033 2.1892 Outstanding at January 1, 2025 13,110 1.6543 Granted Exercised (902) 0.5806 Forfeited (269) 4.7470 Outstanding at June 30, 2025 11,939 1.6597 Exercisable at June 30, 2025 7,262 2.1060 18. NET (LOSS)/PROFIT PER SHARE For the six months ended June 30, 2024 and 2025, the Company had potential ordinary shares, including share options and RSUs granted and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable. As the Group incurred losses for the six months ended June 30, 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the calculation of diluted net profit per share for the six months ended June 30, 2025, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted method. 64

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 18. NET (LOSS)/PROFIT PER SHARE (Continued) For the six months ended June 30, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the convertible senior notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 539,106 shares, 627,557 shares, and 13,373,037 shares, respectively. For the six months ended June 30, 2025, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the convertible senior notes, which were dilutive and included from the computation of diluted net profit per share, were 1,163,372 shares, 4,099,822 shares, and 6,575,220 shares, respectively. The following table sets forth the computation of basic and diluted net (loss)/profit per share for the six months ended June 30, 2024 and 2025: For the Six Months Ended June 30, 2024 2025 RMB in thousands, except for share and per share data Numerator: Net (loss)/profit (1,372,780) 207,606 Net loss attributable to noncontrolling interests 15,535 2,294 Dilution impact of the convertible senior notes 3,264 Net (loss)/profit attributable to Bilibili Inc.’s shareholders for basic/dilutive net (loss)/profit per share calculation (1,357,245) 213,164 Denominator: Weighted average number of ordinary shares outstanding, basic 415,780,807 419,763,214 Dilutive share options and RSUs 5,263,194 Convertible senior notes 6,575,220 Weighted average number of ordinary shares outstanding, diluted 415,780,807 431,601,628 Net (loss)/profit per share, basic (3.26) 0.50 Net (loss)/profit per share, diluted (3.26) 0.49 65

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 19. RELATED PARTY TRANSACTIONS AND BALANCES The Group entered into the following significant related party transactions for the periods presented: For the Six Months Ended June 30, 2024 2025 RMB in thousands Loans to an equity investee1 270,000 Purchases of goods and services 66,172 51,822 Repayment of loans from an entity (“Entity”2) 55,100 Sales of goods and services 4,383 8,891 Interest income 17,665 18,865 The Group had the following significant related party balances as of December 31, 2024 and June 30, 2025, respectively: December 31, June 30, 2024 2025 RMB in thousands Amount due from related parties Due from investment funds3 37,519 37,519 Due from the Entity2 609,823 619,469 Due from other investees1 139,335 439,257 Total 786,677 1,096,245 Amount due to related parties4 4,549 13,233 1. In 2025, the Company provided interest-bearing loans of RMB270.0 million to an equity investee, which is non-trade in nature, with annual interest rate of 4.50%. The balances as of December 31, 2024 mainly represent the receivables in non-trade nature. The balances as of June 30, 2025 mainly represent loans to an equity investee, which is non-trade in nature. 2. The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2024 and June 30, 2025 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.95% and 3.60% as of December 31, 2024 and June 30, 2025, respectively. 3. The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2024 and June 30, 2025 were consideration receivables related to the equity investments transferred, which are non-trade in nature. 4. The balances as of December 31, 2024 mainly represent the payables in trade nature. The balances as of June 30, 2025 mainly represent consideration related to long-term investments, which is non-trade in nature. 66

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 20. DIVIDEND The Board did not recommend the distribution of any dividend for the six months ended June 30, 2024 and 2025. 21. SUBSEQUENT EVENTS There were no material subsequent events during the period from July 1, 2025 to the approval date of the Interim Financial Information. 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows: Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data For the six months ended June 30, 2025 Equity investments Amounts as using the Amounts as reported Convertible measurement Share-based reported under U.S. senior notes Leases alternative compensation under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Cost of revenues (9,125,994) 363 (9,125,631) Sales and marketing expenses (2,215,164) (7,121) (2,222,285) General and administrative expenses (1,025,269) 14,507 138,540 (872,222) Research and development expenses (1,707,891) (9,345) (1,717,236) Investment (loss)/income, net (including impairments) (119,078) 265,485 146,407 Fair value change of convertible senior notes (766,511) (766,511) Interest expense (68,077) 4,358 (7,593) (71,312) Debt extinguishment loss (2) 2 67

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data (Continued) For the six months ended June 30, 2025 Equity investments Amounts as using the Amounts as reported Convertible measurement Share-based reported under U.S. senior notes Leases alternative compensation under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Net profit/(loss) 207,606 (762,151) 6,914 265,485 122,437 (159,709) Net profit/(loss) attributable to the Bilibili Inc.’s shareholders 209,900 (762,151) 6,914 265,485 122,437 (157,415) Total other comprehensive loss (15,193) 3,555 (283) (11,921) Comprehensive income/(loss) attributable to the Bilibili Inc.’s shareholders 194,707 (758,596) 6,914 265,202 122,437 (169,336) 68

Bilibili Inc. 2025 Interim Report

Notes to the Unaudited Interim Condensed Consolidated Financial Information

22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data (Continued)

	For the six months ended June 30, 2024					
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Share-based compensation Note(iv)	Amounts as reported under IFRS
	RMB in thousands					
Cost of revenues	(8,353,183)	–	–	–	913	(8,352,270)
Sales and marketing expenses	(1,962,655)	–	–	–	4,324	(1,958,331)
General and administrative expenses	(1,019,816)	–	17,455	–	69,687	(932,674)
Research and development expenses	(1,859,821)	–	–	–	31,567	(1,828,254)
Investment loss, net (including impairments)	(115,933)	–	–	(16,778)	–	(132,711)
Fair value change of convertible senior notes	–	(1,419,974)	–	–	–	(1,419,974)
Interest expense	(51,383)	25,281	(11,105)	–	–	(37,207)
Debt extinguishment loss	(20,980)	20,980	–	–	–	–
Net loss	(1,372,780)	(1,373,713)	6,350	(16,778)	106,491	(2,650,430)
Net loss attributable to the Bilibili Inc.'s shareholders	(1,372,245)	(1,373,713)	6,350	(16,778)	106,491	(2,634,895)
Total other comprehensive income	18,175	1,212,708	–	(4,653)	–	1,226,230
Comprehensive loss attributable to the Bilibili Inc.'s shareholders	(1,339,070)	(161,005)	6,350	(21,431)	106,491	(1,408,665)

69

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheet data As of June 30, 2025 Equity investments Amounts as using the Amounts as reported Convertible measurement Share-based reported under U.S. senior notes Leases alternative compensation under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Assets Long-term investments, net 4,565,609 738,703 5,304,312 Other long-term assets 439,054 7,416 446,470 Total assets 38,793,783 7,416 738,703 39,539,902 Liabilities Short-term loans and current portion of long-term debt 1,734,988 8 1,734,996 Accrued liabilities and other payables 3,041,825 (2,621) 3,039,204 Long-term debt 8,088,858 761,323 8,850,181 Total liabilities 24,638,025 758,710 25,396,735 Total shareholders’ equity 14,155,758 (758,710) 7,416 738,703 14,143,167 70

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheet data (Continued) As of December 31, 2024 Equity investments Amounts as using the Amounts as reported Convertible measurement Share-based reported under U.S. senior notes Leases alternative compensation under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Assets Long-term investments, net 3,911,592 473,501 4,385,093 Other long-term assets 529,146 502 529,648 Total assets 32,698,500 502 473,501 33,172,503 Liabilities Short-term loans 1,571,836 20 1,571,856 Accrued liabilities and other payables 2,554,281 (15) 2,554,266 Long-term debt 3,264,153 109 3,264,262 Total liabilities 18,594,587 114 18,594,701 Total shareholders’ equity 14,103,913 (114) 502 473,501 14,577,802 71

Bilibili Inc. 2025 Interim Report Notes to the Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Notes: (i) Convertible senior notes Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date. Under IFRS, the Group’s convertible senior notes were designated as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk recognized in other comprehensive income, and the rest amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss. (ii) Leases Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use asset is recorded as lease expense and the interest expense is required to be presented in separate line item. (iii) Equity investments using the measurement alternative Under U.S. GAAP, the Group elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments were recognized in the profit or loss. (iv) Share-based compensation Under U.S. GAAP, for the options and RSUs granted to employees with service condition only, the share- based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, for the options and RSUs granted to employees with service condition only, the graded vesting method must be applied. 72

Bilibili Inc. 2025 Interim Report Definitions “2018 Share Incentive Plan” the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time prior to its amendment and restatement as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024 “2024 Share Incentive Plan” the Company’s 2024 share incentive plan adopted on May 23, 2024 as amended from time to time and funded by existing Class Z Ordinary Shares only “2027 Notes” 1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020 “2030 Notes” 0.625% convertible senior notes due 2030, initially in aggregate in principal amount of US$690 million, issued by the Company in May 2025 “Adoption Date” June 28, 2024, being that date on which the 2018 Share Incentive Plan was amended and restated as the Second Amended and Restated 2018 Share Incentive Plan “ADS(s)” American Depositary Shares (each representing one Class Z Ordinary Share) “April 2026 Notes” 1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019 “Audit Committee” the audit committee of the Board “Board” the board of directors of the Company “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Class Y Ordinary Shares” Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis 73

Bilibili Inc. 2025 Interim Report Definitions “Class Z Ordinary Shares” Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting “Code” the Management Trading of Securities Policy “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company,” “we,” “us,” or Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on “our” December 23, 2013 “Compensation Committee” the compensation committee of the Board “Corporate Governance the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as Code” amended from time to time “Corporate Governance the corporate governance committee of the Board (after its separation from the Committee” Nominating and Corporate Governance Committee effective from May 20, 2025) “DAU” daily active user “December 2026 Notes” 0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021 “Director(s)” the director(s) of the Company “Global Share Plan” the Company’s global share incentive plan adopted in November 2014 and terminated on the Primary Conversion Effective Date “Group,” “our Group,” “the the Company, subsidiaries and consolidated affiliated entities from time to time Group,” “we,” “us,” or “our” “Hong Kong” the Hong Kong Special Administrative Region of the PRC 74

Bilibili Inc. 2025 Interim Report Definitions “Latest Practicable Date” September 19, 2025, being the latest practicable date for ascertaining certain information in this interim report before its publication “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange “MAU” monthly active user “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules “Nasdaq” Nasdaq Global Select Market “Nominating and Corporate the nominating and corporate governance committee of the Board (prior to Governance Committee” its separation into the Nomination Committee and the Corporate Governance Committee effective from May 20, 2025) “Nomination Committee” the nomination committee of the Board (after its separation from the Nominating and Corporate Governance Committee effective from May 20, 2025) “Primary Conversion October 3, 2022, the date on which the Company’s voluntary conversion of its Effective Date” secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective “Reporting Period” the six months ended June 30, 2025 “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company 75

Bilibili Inc. 2025 Interim Report Definitions “RMB” or “Renminbi” Renminbi, the lawful currency of China “SEC” the Securities and Exchange Commission of the United States “Second Amended and the second amended and restated 2018 Share Incentive Plan as approved by the Restated 2018 Share Shareholders on June 28, 2024 Incentive Plan” “SFO” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Shareholder(s)” the holder(s) of the Share(s), and where the context requires, ADSs “Shares” the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary” or has the meaning ascribed to it in section 15 of the Companies Ordinance “subsidiaries” “Tencent” Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company “United States” or “US” United States of America, its territories, its possessions and all areas subject to its jurisdiction “U.S. GAAP” Generally Accepted Accounting Principles in the United States “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “WVR” weighted voting rights “%” per cent 76

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